WEISS, PECK & GREER FUNDS TRUST
                          909 Third Avenue, 31st Floor
                            New York, New York 10022


                                 April 27, 2005



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention:  Mrs. Patricia P. Williams


Re: Weis, Peck & Greer Funds Trust Post-Effective Amendment No. 32 under the Securities Act of 1933 (Amendment No. 34 under the Investment Company Act of 1940) to Registration Statement on Form N-1A
         (File Nos. 33-00226; 811-4404)
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Dear Ladies and Gentlemen:

         Pursuant to Rule 477 under Securities Act of 1933, as amended (the "Securities Act"), Weis, Peck & Greer Funds Trust (the "Registrant") hereby requests that the above-referenced Post-Effective Amendment to its Registration Statement on Form N-1A be withdrawn. As discussed with Mrs. Patricia P. Williams of the staff of the Securities and Exchange Commission, please be advised that the Registrant makes such request because it intends to reorganize its sole remaining series into a series of The RBB Fund, Inc. and cease operations after the close of business on April 29, 2005.

         Please contact Leonard A. Pierce, Esq. (617) 526-6440 or Timothy F. Silva (617) 526-6502, at Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, with any questions or comments you may have regarding this matter.

                                                  Very truly yours,



                                                  /s/Daniel S. Vandivort
                                                  Chairman and President